SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

CHINA DIGITAL MEDIA CORPORATION
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

169382108
(CUSIP Number)

Daniel Ng, Chief Executive Officer
2505-06, 25/F, Stelux House, 698 Prince Edward Road East
Kowloon, Hong Kong SAR of the Peoples’ Republic of China
(011) 852-2390-8600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2006
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
17115 Kenton Drive, Suite 202A
Cornelius, North Carolina 28031
Tel: (704) 584-0268
Fax: (704) 895-1528

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ng Chi Shing
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong SAR of the Peoples’ Republic of China
	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,625,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.45%
14	TYPE OF REPORTING PERSON IN

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Modern Delta Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7	SOLE VOTING POWER 32,625,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 32,625,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,625,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 79.45%
14	TYPE OF REPORTING PERSON HC

Item 1. Security and Issuer.

    This Statement relates to shares of common stock, $.001 par value (the ”Common Stock”), of China Digital Media Corporation, a Nevada corporation (the “Issuer”), and shares of the Issuer’s Series A Convertible Preferred Stock (the “Convertible Preferred Stock”). The Convertible Preferred Stock is convertible into five shares of fully paid and nonassessable shares of Common Stock, and votes together with the Common Stock on all matters on an “as converted” basis. At present, there are 31,687,365 issued and outstanding shares of Common Stock, and a total of 500,000,000 authorized shares of Common Stock. In addition, at present there are 1,875,000 issued and outstanding shares of Convertible Preferred Stock, and a total of 40,000,000 authorized shares of Convertible Preferred Stock.

    The Reporting Persons are Ng Chi Shing, a citizen and resident of the Hong Kong SAR of the Peoples’ Republic of China (hereinafter, “Mr. Ng”), and Modern Delta Holdings Limited, a company organized under the laws of the British Virgin Islands (“Modern Delta”) and controlled by Mr. Ng, each Reporting Person being the beneficial owner of 23,250,000 shares of Common Stock and 1,875,000 shares of Convertible Preferred Stock, together representing 79.45% of the Issuer’s total combined voting power.

    The Issuer’s principal executive offices are located at 2505-06, 25/F, Stelux House, 698 Prince Edward Road East, Kowloon, Hong Kong SAR of the Peoples’ Republic of China.

Item 2. Identity and Background.

a.	The names of the Reporting Persons are Mr. Ng and Modern Delta.

b.
The business address of Mr. Ng is 2505-06, 25/F, Stelux House, 698 Prince Edward Road East, Kowloon, Hong Kong. The registered office of Modern Delta is P.O. Box 957, Offshore Incorporations Centre, Tortola, British Virgin Islands.

c.
Mr. Ng’s principal business is acting as the Chairman and Chief Executive Officer of China Digital Media Corporation, and his principal business address is 2505-06, 25/F, Stelux House, 698 Prince Edward Road East, Kowloon, Hong Kong. Modern Delta’s principal business is to hold 23,250,000 shares of Common Stock and 1,875,000 shares of Convertible Preferred Stock of China Digital Media Corporation, and its principal business address is 2505-06, 25/F, Stelux House, 698 Prince Edward Road East, Kowloon, Hong Kong.

d.	During the past five years, neither Mr. Ng nor Modern Delta has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, neither Mr. Ng nor Modern Delta has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Modern Delta is a company organized and existing under the laws of the British Virgin Islands.

Item 3. Source and Amount of Funds or Other Consideration.

    There were no funds or other consideration used to consummate the transfer of Mr. Ng’s 23,250,000 shares of Common Stock and 1,875,000 shares of Convertible Preferred Stock to Modern Delta. These shares were transferred to Modern Delta, a limited liability company which Mr. Ng controls, so that Modern Delta could act as an investment holding company for the stock, which will benefit Mr. Ng and another minority shareholder of Modern Delta. As previously stated herein, the Reporting Persons are considered to be the beneficial owners of the Common Stock and Convertible Preferred Stock pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Item 4. Purpose of Transaction.

    On May 10, 2006, for value received, Mr. Ng executed an irrevocable stock power and assigned all of his right, title and interest in and to the 23,250,000 shares of Common Stock and 1,875,000 shares of Convertible Preferred Stock to Modern Delta. As a result, all of his shares of capital stock of the Issuer were put in an investment holding company.

    The two purposes of the transaction described herein are to enable Mr. Ng, who is the owner of 79.45% of the total combined voting power of the Issuer, to transfer all of his shares of Common Stock and Convertible Preferred Stock to Modern Delta, an investment holding company, and also to enable Mr. Ng to consummate the promised transfer of an indirect 25.168% interest in his stockholdings to Mr. Chen Lu, Director of Business Development and a member of the Board of Directors of the Issuer. Mr. Chen is the holder of 25,168 shares of common stock of Modern Delta, representing 25.168% of the 100,000 issued and outstanding common shares of Modern Delta. After the transfer of Common Stock and Convertible Preferred Stock by Mr. Ng to Modern Delta, Mr. Ng will continue to be Chairman and Chief Executive Officer of the Issuer. He will also be the Chairman and sole member of the Board of Directors of Modern Delta, and the controlling shareholder of Modern Delta, owning 74,832 common shares, representing 74.832% of the 100,000 issued and outstanding shares of Modern Delta.

    In his position as the sole member of the Board of Directors of Modern Delta, Mr. Ng has voting power and investment power with respect to the shares of Common Stock and Convertible Preferred Stock owned of record by Modern Delta, as such terms are defined in Rule 13d-3 under the Exchange Act. In addition, Mr. Ng will continue to control the Issuer within the meaning of Rule 405 under the Securities Act of 1933, as amended, through his possession of the power to direct and cause the direction of the management and policies of the Issuer as the Chairman of its Board of Directors.

    Mr. Ng and Mr. Chen do not have any contracts, arrangements or understandings with respect to their voting of the common stock of Modern Delta, nor do they have any contracts, arrangements or understandings with respect to Mr. Ng’s power to direct and cause the direction of the management and policies of the Issuer.

    As mentioned above, Mr. Chen is the Director of Business Development of the Issuer and a member of its Board of Directors. By way of background, Mr. Chen has over 16 years experience in a business development role in the banking, telecom and broadcasting industries, and he has strong managerial skills and expertise. Prior to joining the Issuer, Mr. Chen was the founder and general manager of Guangzhou Vispac Telecom Co. Ltd. From 1995 to 2000, he was the founder and Assistant General Manager of Guangzhou Dailin Communications Co. Ltd., and was in charge of the expansion of electronic components distribution and telecommunications businesses in the South China region. Earlier, he was appointed as business development manager of Beijing Dailin Communications Co. Ltd. in its Guangzhou branch, and helped to establish a strategic planning function and negotiate business partnerships. From 1988 to 1991, Mr. Chen worked for the Bank of China.

    Other than as heretofore described, neither Mr. Ng nor Modern Delta has any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5. Interest in Securities of the Issuer.

a.  At present, the Issuer has 41,062,365 shares of total combined voting power, of which Mr. Ng and Modern Delta beneficially own 32,625,000 combined votes. Mr. Ng and Modern Delta disclaim any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.  The following table indicates the number of shares as to which Modern Delta has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Modern Delta	32,635,000	79.45%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Modern Delta	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Modern Delta	32,635,000	79.45%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Modern Delta	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Refer to the discussion under Item 4, above, with respect to any contracts, arrangements, understandings or relationships among Mr. Ng and Modern Delta and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NG CHI SHING

By: /s/ Ng Chi Shing
Name: Ng Chi Shing
Title: Chairman and CEO
China Digital Media Corporation

Date: May 10, 2006

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MODERN DELTA HOLDINGS LIMITED

By /s/ Ng Chi Shing
Name: Ng Chi Shing
Title: Chairman and CEO

Date: May 10, 2006